



06008766

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TED STATES
EXCHANGE COMMISSION
........gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __04 | 01 | 05__ AND ENDING __03 | 31 | 06__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall & Company Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1 Town Square Blvd Ste 100__
(No. and Street)

__Asheville__   __NC__   __28803__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Warren Wall__   828-651-9617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Dixon Hughes__
(Name – if individual, state last, first, middle name)

__500 Ridgefield Court__   __Asheville__   __NC__   __28802__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Warren Wall _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Wall : Company Securities Inc _____ , as
of _____ March 31 _____ , 20 O6 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Owner

Title

Andrea Robertson

Notary Public   Expiring 4-29-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WALL AND COMPANY SECURITIES, INC.

Financial Statements
and
Supplementary Schedule

March 31, 2006

(with Independent Auditors' Report thereon)

WALL AND COMPANY SECURITIES, INC.

Table of Contents

March 31, 2006



D I X O N   H U G H E S PLLC

Certified Public Accountants and Advisors

- Independent Auditors' Report -

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (an "S" Corporation) (the "Company") as of March 31, 2006, and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com



A Member of
Moores Rowland International
An association of independent
accounting firms throughout the world.

Independent Auditors' Report
Page Two

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Asheville, North Carolina
May 26, 2006

WALL AND COMPANY SECURITIES, INC.

Statement of Financial Condition

March 31, 2006

Assets

Cash and cash equivalents	$	7,095
Accounts receivable		894
Prepaid expenses		3,166
Due from related parties		139,262
Securities owned, at market value		85,736
Total assets	$	236,153

Liabilities and Stockholder's Equity

Accounts payable	$	160

Commitments and contingencies (Note 5)

Stockholder's equity:

Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid in capital	96,000
Retained earnings	138,993
Total stockholder's equity	235,993
Total liabilities and stockholder's equity	$ 236,153

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Operations

For the Year Ended March 31, 2006

Revenues:		
Commissions	$	155,581
Interest		7,925
Other		12,248
		175,754
Expenses:		
Clearance		168
Management fees		64,877
Other		19,305
		84,350
Net income	$	91,404

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Stockholder's Equity

For the Year Ended March 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at March 31, 2005	1,000	$ 1,000	$ 96,000	$ 87,589	$ 184,589
Distribution	-	-	-	(40,000)	(40,000)
Net income	-	-	-	91,404	91,404
Balance at March 31, 2006	1,000	$ 1,000	$ 96,000	$ 138,993	$ 235,993

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended March 31, 2006

Balance, March 31, 2005	$	-
Additions		-
Balance, March 31, 2006	$	-

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Cash Flows

For the Year Ended March 31, 2006

Cash flows from operating activities:		
Net income	$	91,404
Changes in operating assets and liabilities:		
Accounts receivable		189
Prepaid expenses		(515)
Securities owned		(12,440)
Accounts payable and due to related parties		(15,183)
Net cash provided by operating activities		63,455
Cash flows from investing activities:		
Advances to related parties, net		(17,363)
Cash flows from financing activities:		
Distribution		(40,000)
Net increase in cash and cash equivalents		6,092
Cash and cash equivalents, beginning of year		1,003
Cash and cash equivalents, end of year	$	7,095

The accompanying notes are an integral part of these financial statements.

This Page Was Left Blank Intentionally

WALL AND COMPANY SECURITIES, INC.

Notes to Financial Statements

March 31, 2006

1. **Summary of Significant Accounting Policies**

Organization - The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was registered on April 25, 1996 and July 12, 1996, respectively. The Company is a North Carolina corporation, and its customer base consists primarily of individual customer accounts in Western North Carolina.

The Company has an agreement with Southwest Clearing Corporation (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis, and perform record keeping functions; accordingly, it operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b). The Company has pledged approximately $7,000 of securities to the Clearing Broker as part of the agreement. The Company also sells other investment products such as annuities, life insurance, church bonds, and mutual funds on behalf of other companies.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Proprietary securities transactions are recorded on the trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities owned are valued at market, and changes in unrealized gains and losses are reflected in the statement of operations.

Income Taxes - The Company has elected to be treated as a Subchapter "S" corporation for federal and state income tax purposes. Under the Subchapter "S" election, profits and losses and available tax credits are recognized on the stockholder's income tax return; therefore, no liability for income taxes has been provided in the financial statements.

Cash and Cash Equivalents - Cash and cash equivalents includes cash on hand and deposits at financial institutions with a maturity of three months or less.

2. Related Party Transactions

The Company pays a related party, W. Wall and Company, Inc., management fees in accordance with a management fee agreement. The related party is to provide management and administrative services and office space to the Company as defined in the agreement. The Company monitors annual expenses to ensure the percentage paid is calculated correctly.

The amount expensed under this agreement for the year ended March 31, 2006, was approximately $65,000. The Company had advanced approximately $76,300 to W. Wall and Company, Inc. as of March 31, 2006. The advance bears interest at 4.63% which is due on demand. Principal is also due on demand. The Company recorded interest income on the advance of approximately $1,700 during the year. This amount is presented in due from related parties in the Statement of Financial Condition.

The Company has advanced $62,962 to the sole stockholder as of March 31, 2006. The advance bears an interest rate of 4.63%. Interest is to be paid on demand but no later than November 30 of each year the advance is outstanding. Principal is due upon demand. The Company recorded interest income on this note of approximately $5,500 during the year ended March 31, 2006.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

Mutual funds	$ 85,736

4. Net Capital Requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2006, the Company's net capital was approximately $80,600, which was approximately $75,600, above its minimum requirement of $5,000. The Company's aggregate indebtedness as of March 31, 2006 was $160.

5. **Off-Balance Sheet Risk**

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

WALL AND COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2006

Net capital:

Total stockholder's equity	$	235,993
Deduct nonallowable assets:		
Accounts receivable		894
Prepaid expenses		3,166
Due from related parties		139,262
Net capital before haircuts		92,671
Haircuts on securities and money market fund		12,053
Net capital	$	80,618
Total aggregate indebtedness	$	160

Computation of basic net capital requirement, minimum
net capital required (greater of 6.67% of aggregate indebtedness
or $5,000 minimum dollar net capital) $ 5,000

Excess net capital $ 75,618

There were no differences between the audited net capital amount and the unaudited net capital amount filed in the Focus Report by the Company as of March 31, 2006.

See Independent Auditors' Report.